1001 MCKINNEY
18th FLOOR
HOUSTON, TEXAS 77002
Franklin, Cardwell & Jones	713.222.6025 TELEPHONE
A PROFESSIONAL CORPORATION	713.222.0938 FACSIMILE

INTERNET:
http://www.fcj.com

May 25, 2010

Ms. Amanda Ravitz
Branch Chief – Legal
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C.  20549-3561

Re:	MK Automotive, Inc.
Registration Statement on Form 10 (the “Registration Statement”)
File No. 000-53911

Dear Ms. Ravitz:

On behalf of MK Automotive, Inc. (the “Company”), we are filing Amendment No. 2 (“Amendment No. 2”) on Form 10/A to the above-referenced Registration Statement on Form 10.  For the convenience of the Staff we have repeated each comment below, followed by our response or explanation.  Where indicated, we have amended the Registration Statement in Amendment No. 2.  A marked copy of Amendment No. 2 showing the changes compared to the Registration Statement, as amended by Amendment No. 1 filed on May 4, 2010, is enclosed for your reference.  Page numbers set forth in this letter refer to the marked copy of Amendment No. 2 filed via EDGAR.

Business, page 1

1.	You list seven locations on page one but state that “We presently operate from six locations in the greater Las Vegas, Nevada Metropolitan area.” Please advise or revise.

Between 2002 and 2008, the Company acquired seven locations as described in the second paragraph under Item 1. “Business”.  Also, as described in the second paragraph, the “Henderson” location was transferred to an employee during 2010 and is presently operated by the employee as a franchisee.  The second paragraph under Item 1. “Business” has been revised to clarify that the Company presently has six Company operated locations and one franchise location in the greater Las Vegas, Nevada metropolitan area and one franchise location expected to open in St. Louis, Missouri.  See page 1.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 25, 2010

Franchise Operations, page 2

2.	Please disclose whether the shareholder with whom you have the franchise agreement is an affiliate of yours.

Amendment No. 2 includes a statement that the Company has no continuing relationship with the former employee other than the franchise agreement for the Henderson location.  The shareholder with whom the Company has executed the Area Developer Agreement is not an affiliate of the Company.  A statement naming the franchisee and indicating that he is a “non-affiliated stockholder” is included in Amendment No. 2.  See page 2.

3.
We note your response to comment seven of our letter dated April 16, 2010.  Please provide a basis for your statement on page four that you have the “best practices and purchasing power of new car dealers and national retail operation.”

The quoted language is a statement of the Company’s belief.  As stated in the same sentence, that belief is based upon the Company’s proprietary management software application, technician qualification and training, compensation structure and purchasing power for multiple locations and franchises.  Each of those factors is more fully discussed either under Company Operations or under Competition.  We believe a reading of the sentence in its entirety adequately discloses the basis of the belief.

Risk Factors, page 5

4.	Please revise further the second risk factor on page 6 to quantify the expected additional costs.

The Company has added quantitative information relating to the costs of being a public company to both the risk factors and Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources.  See page 6 and page 14.

5.
We note your response to comment 10 of our letter dated April 16, 2010.  Please revise your disclosure in the Business section to discuss your current business arrangements with your employee Mr. Handal, including your leases and the $300,000 promissory note for financing the 2008 acquisition.

The Company has included a disclosure regarding the relationship with Mr. Handel under Item 1. “Business”.  See page 5.

Directors and Executive Officers, page 19

6.
We note your response to comment 25 of our letter dated April 16, 2010, and we reissue the comment.  Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director, in light of your business and structure.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 25, 2010

Additional information has been included in the discussion of the business experience of Mr. Michael R. Murphy and Ms. Tracy Maurstad.  See page 18.  Both Mr. Murphy and Ms. Maurstad have more than five years experience in the operation of the Company and were principally involved in developing the Company’s business model.  Mr. Murphy’s operating experience and Ms. Murstad’s programming expertise, which represent the two principal components of the business model, together with their financial commitment to the Company, as described in the Registration Statement, support the conclusion that each should be a director of the Company.

Certain Relationships and Related Transactions, and Director Independence, page 20

7.
We note your response to comment 27 of our letter dated April 16, 2010.  You do not disclose any transactions beyond “the nine months ended December 31, 2009.”  Please revise to reflect transactions as of the most recently practicable date.

All information in Item 7. “Certain Relationships and Related Transactions, and Director Independence” is as of the most recent practicable date.  The dates have been changed in Amendment No. 2 to reflect the most recent practicable date.  See page 19.

Statements of Operations, page F-3

8.
We note the Company’s response to our prior comment number 31 which indicates that the Company’s financial statements for all periods have been restated to reflect all direct costs of operations in costs of goods sold.  We also note the changes that have been made to the Company’s audited and interim financial statements and related footnote disclosures in response to our prior comment.  As these changes appear to represent the correction of an error, please revise the notes to the Company’s financial statements for all periods presented to include the disclosures outlined in

ASC 250-10-50-7.

The Company has revised the financial statements to include the disclosures required by ASC 250-10-50-7.  See  page F-1, and Note 11, page F-10.

9.
Your statement of operations for the years ended March 31, 2009 and 2008 currently incorrectly refers to your actual net earnings or loss for both of these periods as “Pro forma net income (loss) before taxes.”  Please revise this line item in your statement of operations to refer to it as “Net income (loss).”  Also, the line item “income tax expense” should be relabeled as “pro forma income tax expense” and referenced to Note 7 where the presentation is discussed.  The line item “Net income (loss)”, which follows the pro forma income tax expense, should also be relabeled as “Pro forma net income (loss).”  Your disclosures on page 1 in your “Summary financial information” should be similarly revised for consistency with the financial statements.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 25, 2010

The Company has revised its statement of operations and summary financial information to reflect the above changes.  See page 1 and page F-3.

Note 3. Acquisitions of Business, page F-7

10.
We note your response to our prior comment number 32 in which you indicate that the assets acquired with a $300,000 note consisted primarily of the location lease and did not include valuable equipment, inventory, repeating customers, technology or other identifiable personal property.  We also note that this acquisition was not material compared to the Company’s balance sheet or previous combined operations, so no separate historical financial statements are provided and the required supplemental pro forma disclosures outlined in SFAS No. 141 would not apply.  Please provide us with the computations prepared pursuant to Rule 8-04 of Regulation S-X that support your conclusion that financial statements were not required for this acquisition transaction.  Also, please revise Note 3 to explain your basis or rationale for not including the disclosures required by SFAS No. 141 in the notes to the Company’s financial statements.  The disclosures provided should be in a level of detail similar to that provided in your response to our prior comment number 32.

The Company performed the investment, asset and income tests set out in Rule 8-04 of Regulation S-X to determine whether the acquisition was deemed significant.  Please see detailed calculation below:

	Registrant (1)	Acquiree	%
Asset test	$2,441,105	$300,000	12.3%
Investment test	$2,441,105	$300,000	12.3%
Income test	$9,797	-	0%

(1)	Based on MK Automotive’s audited financial statements as of and for the year ended March 31, 2008.

Based on the above calculation, the acquisition did not reach the 20% threshold set out in Rule-8-04 of Regulation S-X and as such, was not deemed to be significant and in accordance with the above Rule financial statements of the acquire are not required.

In response to your comment, we are also revising Note 3 to include the following disclosure.  See page F-7.

“The Company has concluded that the acquisition of the Buffalo location was not considered a material business combination and as such, related disclosures required under SFAS 141 as it relates to the supplemental pro forma information is not presented.”

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 25, 2010

We appreciate the detailed review of the Registration Statement by the Staff and have attempted to address all comments.  We acknowledge that the Company is responsible for the accuracy and adequacy of the disclosures in Registration Statement No. 2; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.  Please contact the undersigned at (713) 425-3259 or John Malone at (713) 266-0530, extension 211, if any member of the Staff has questions regarding the Company’s responses to your comments or Amendment No. 2.

Very truly yours
Franklin, Cardwell & Jones

/s/ Lawrence E. Wilson

Lawrence E. Wilson
For the firm

Enclosures:

Four copies of Amendment No. 2 showing changes
Three copies of Response Letter

cc:          MK Automotive, Inc.
GoPublicToday.com, Inc.
Malone Bailey, LLP